This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

August 25, 2006

Item 3: Press Release

A Press release dated and issued August 25, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

CanAlaska Updates Athabasca Uranium Exploration Progress.

Item 5: Full Description of Material Change

Vancouver, Canada, August 25th, 2006 – CanAlaska Ventures Ltd. (TSX.V: “CVV”, OTCBB: “CVVLF”, Frankfurt “DH7”) (the “Company’). The Company has initiated distribution of its 2006 Annual Report and would like to update current shareholders and potential investors of its availability in PDF format at www.canalaska.com.   Furthermore, the Company is pleased to announce that Management has submitted a proposal to the Company’s Board of Directors and to its shareholders to change its corporate name to “CanAlaska Uranium Ltd.”, subject to regulatory approval.  It is felt that this change will more accurately reflect the Company’s strategic focus in uranium exploration.

Exploration Update

In the past two months, the Company has continued to carry out its drill program and exploration in the Athabasca Basin, and in the Wollaston Belt outside of the basin.  Over 60 staff have been active undertaking field work across four exploration camps.

At the West McArthur Project, we have completed drilling hole WMA 005, located 100 metres south of hole WMA 003, where we previously intersected strong clay alteration in the basement rocks.  WMA 006 was drilled 1.4 km east, half way between WMA 002 and WMA 003, inclined to the SW.  A further NE trending angle hole WMA 007 is currently underway from a location 500 metres south of WMA 003.  This third hole is expected to provide further definition of the target area.  Drill intersections to-date continue to indicate zones of alteration thought to be associated with uranium mineralizing systems.

Field crews working from our West McArthur Project and another camp to the South-west have been collecting surface samples to identify glacially transported uranium-bearing boulders and clay alteration on the West McArthur Project and our other SE Athabasca Basin properties.  All clay analyses are being carried out in the field camps using state of the art SWIR spectral analysis equipment and samples are then sent to Acme Laboratories for multi-element analyses including uranium.

In the west and north of the basin, our marine seismic survey has been collecting extensive deep-penetrating multi-channel data.  At this stage, we have completed first pass grid coverage of all of the Alberta Project area, (80 km X 20 km).  The survey crews have also completed detailed shallow single-channel seismic surveys in the broad area surrounding the uranium mineralization at Stewart Island, and identified a series of major structural breaks and offsets in this area.  Deep seismic survey data is now being collected to finalize winter drill targets.

In our North East Project, along the trend of the Wollaston Belt rocks, field crews have continued to measure high radiation counts within sedimentary horizons and associated pegmatitic rock units.  Grid work is being carried out in several areas, with detailed surface sampling and measurement in preparation for winter drill testing.

President Peter Dasler notes that:  “With over 60 people in the field collecting samples and measurements in zones on interest, we are well advanced on our tasks to present new significant uranium targets to our shareholders and other industry participants.  Sample collection takes time, and sample analysis takes additional time, but we are approaching the conclusion of these normal waiting periods.”  The Company is continuing to discuss collaborative project development with major resource mining groups, and would hope to develop further relationships in the near future.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Peter Dasler, President & CEO

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____August 25, 2006______________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity